THE GRANT HARTFORD CORPORATION
619 S.W. Higgins Ave. Suite O, Mssoula, Montana 59803

December 10, 2007

J. Robert Flesher
25 Mission Mountain Road
Clancy, Montana 5963

Dear Bob;

It is a pleasure to welcome you to your position of Vice President, Mining & Geology and as an Officer to the Grant Hartford Corporation.

Your role as Vice President Mining & Geology will be to coordinate the three phases of the Company's drilling and exploration programs and to develop the Company's underground and open pit mining programs. As an Officer of the Company you will report to the Chief Executive Officer and you will represent the company on geological and mining related issues to the Board of Directors, shareholders, the University of Montana and other interested parties.

Your remuneration is 10,000 common shares of Grant Hartford stock and $500 per month beginning December 1st, 2007 with the expectation you will be able to devote about 30 hours per month of your time. As Grant Hartford progresses towards its Phase I exploration plan set to begin in the spring of 2008 both you and the Company will re-examine your time, availability and remuneration.

Either your self or the Company can termination this agreement with 30 days written notice.

Welcome aboard Bob!

Eric Sauve, President & CEO The Grant Hartford Corporation	J. Robert Flesher, VP Mining & Geology The Grant Hartford Corporation